Exhibit 99.4

EUROPEAN COURT OF JUSTICE RULING

The European Court of Justice today published its ruling on the future taxation of West Singles stating that: “by applying the tax rate for fine-cut tobacco for self-rolled cigarettes to rolls of tobacco sold under the name ‘West Single Packs’, the Federal Republic of Germany has failed to fulfil its obligations under Article 4(1)(b) of Council Directive 95/59/.”

The ruling also stated that: “the criteria for the application of Article 4(1)(b) of Directive 95/59 are met in this instance and that the products concerned, such as ‘West Single Packs’, must be classified in the category of cigarettes”.

Responding to the ruling, Gareth Davis, Chief Executive of Imperial Tobacco Group, said: “We are disappointed but hope that the tax increase on Singles will be phased in over a lengthy period of time in order to minimise the impact on the market and jobs.

“The timing and the structure of the tax increase are critical issues that require careful consideration by the EU Commission and the German Government during their discussions regarding the implementation process.

“We continue to hold the view that although taxing Singles at the same rate as cigarettes is likely to encourage further cross-border trade, we expect many value-seeking consumers to move to other fine cut tobacco products and low price cigarettes.

“We have prepared a variety of portfolio responses and remain confident that the strength of our broad product portfolio leaves us well placed to capitalise on this consumer migration.”

The European Court of Justice ruling will only determine the future taxation of Singles. It will not affect the taxation of any other tobacco category. The EU Commission and the German Government will now negotiate the implementation of the ruling.

NOTES TO EDITORS

The EU Commission referred the German Government to the European Court of Justice in late 2003 over the taxation of West Singles, which are currently taxed as fine cut tobacco. At that time, West Singles was the major Singles product available in the German market. The Commission was seeking to have Singles taxed at the same rate as cigarettes. The case was heard in May 2005. Advocate General Jacobs gave his opinion on 14 July 2005.

Singles (also known as modern make your own tobacco products) refers to pre-rolled cartridges of tobacco, which are not able to be smoked when purchased. The cartridges are inserted into cigarette paper tubes with filters, using a special device resembling a pen. The tobacco cartridges and the paper tubes with filters are sold separately.

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